September 21, 2007

Via EDGAR Transmission (with hard copy via facsimile)

Ms. Hanna T. Teshome

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Materials, Inc.
Definitive 14A
Filed February 14, 2007
File No. 000-06920

Dear Ms. Teshome:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Michael R. Splinter, the President and Chief Executive Officer of Applied Materials, Inc. (“Applied” or the “Company”), dated August 21, 2007. For your convenience, the Staff’s comments are also reprinted in bold. Please note that all references to page numbers in the responses are to the page numbers in the Proxy Statement filed by the Company on February 14, 2007 (the “Proxy Statement”). Applied notes that in accordance with the Staff’s request, Applied confirms that it will revise future proxy statements to comply with the Staff’s comments by incorporating information that is responsive to the Staff’s comments, to the extent applicable.

Compensation Discussion and Analysis, page 39

Overview of Compensation Program and Philosophy, page 39

1. You indicate that you engaged compensation consultants to assist in setting and assessing your executive compensation. Please describe in greater detail the nature and the scope of the consultant’s assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, we respectfully advise that as noted on page 39 of the Proxy Statement, Applied engaged two compensation consultants during fiscal 2006: Frederic W. Cook & Co. (“F.W. Cook”) and J. Richard & Co. (“J. Richard”).

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

F.W. Cook. The nature and scope of F.W. Cook’s assignment primarily was to advise Applied’s Human Resources and Compensation Committee (the “Committee”) on Applied’s Senior Executive Bonus Plan. F.W. Cook also provided limited advice to the Committee with respect to equity award levels for Applied’s named executive officers. F.W. Cook was instructed by the Committee and given authority to review the design of the Senior Executive Bonus Plan, which is Applied’s annual incentive bonus program for Applied’s most senior executives, and to make recommendations to the Committee regarding any advisable changes. The scope of the review of the Senior Executive Bonus Plan design included the review of management proposals relating to formula changes, appropriate performance goals and target levels.

Based on F.W. Cook’s recommendation, the Committee chose to reduce the target bonuses for certain executives to be more consistent with Applied’s policy of targeting the combination of base salary and bonus at approximately the 65th percentile of compensation paid by Applied’s peer group. Applied believes that F.W. Cook primarily relied on proxy data from the peer group, supplemented by survey data provided by management, as well as its own past experience, in making recommendations. F.W. Cook was not instructed to, nor did it provide, any consulting services for Applied during fiscal 2006 other than as described above.

J. Richard. In the latter part of fiscal 2006, J. Richard was selected by Willem P. Roelandts, the Chairman of the Committee, to be the independent compensation consultant to the Committee. The nature and scope of J. Richard’s engagement was, and continues to be, to review and advise on all principal aspects of executive and non-employee director compensation. This includes base salaries, bonuses, and equity awards for executive officers, and total compensation and equity awards for non-employee directors. Given the broad directive to J. Richard to analyze and provide advice to the Committee regarding the executive compensation policies and programs, no limit has been placed on the specific topics on which J. Richard may advise the Committee. J. Richard’s engagement currently is expected to remain in effect until terminated or altered by the Committee or J. Richard.

The Committee has requested that J. Richard attend all regular meetings of the Committee and most of the Committee’s special meetings, unless otherwise directed by the Committee. At the meetings, J. Richard is expected to provide advice on executive and director compensation matters as it deems appropriate and/or as requested by the Committee. J. Richard’s responsibilities include:

•	providing recommendations regarding the composition of Applied’s peer group as described in the Proxy Statement;

•	gathering and analyzing publicly available proxy data for the peer group and other peer group data;

•	analyzing pay survey data and analyses provided by Applied management;

•	reviewing and advising on the performance measures to be used in bonus formulas;

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

•	reviewing and advising on target bonus levels, actual year-end bonus calculations, and the design and size of equity awards; and

•	working on special projects for the Committee, including providing a report on the compensation committee processes of other companies.

In the course of fulfilling its consulting responsibilities, J. Richard, in its fact-finding, regularly communicates with the Chair of the Committee and with Applied management outside of Committee meetings. However, J. Richard reports to the Committee and not to management. J. Richard also provided management with competitive compensation data for use in management’s own recommendations regarding compensation levels. Management synthesized the data and formulated recommendations regarding executive compensation that it presented to the Committee. While management utilized J. Richard’s data, management’s ultimate recommendations also were based on separately gathered data. J. Richard did not make initial recommendations of its own to the Committee regarding compensation levels, but advised the Committee on the appropriateness and merit of the recommendations made by management, and provided supplementary background data with respect to management’s recommendations. In providing management with survey data and the Committee with advice, J. Richard relied on the compensation surveys referenced in the Proxy Statement, information gathered by J. Richard, publicly available information regarding the 23 companies in the peer group referenced in the Proxy Statement, and J. Richard’s experience with other companies beyond the peer group.

Elements of Compensation, page 40

2. You state that the compensation committee acted on certain compensation elements in 2007 such as increasing base salaries, setting the bonus formula and performance goals and granting special retention performance shares. Please provide in your compensation discussion and analysis, a discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. Please revise your disclosure to disclose your 2007 fiscal year targets.

Policies to be Applied on a Going-Forward Basis. We respectfully advise the Staff that on a going-forward basis the Committee expects to continue its policy of reviewing at least annually each principal element of the compensation program, other than deferred compensation and retirement benefits, as discussed on page 40 of the Proxy Statement. With respect to deferred compensation and retirement benefits, the Committee intends to continue to review these as appropriate in order to maintain competitive benefit levels (even though such deferred compensation and retirement benefits are not included in annual determinations of executive compensation) and compliance with applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), including Code Section 409A regulations. In future compensation discussion and analysis sections, the Company will incorporate information regarding the continuation of its compensation policies or any expected changes thereto.

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

The Committee expects its overriding policies will remain (1) to pay compensation that is competitive with the practices of other comparable and leading high technology companies and (2) to pay for performance by (a) setting challenging performance goals for Applied’s officers, and (b) providing (i) short-term incentives through bonuses based on achievement of these goals, and (ii) long-term incentives in order to promote retention of key talent and align the interests of executives and stockholders. The Company expects it will continue to target base pay at the 50th percentile among its peer group, total annual cash compensation (base pay plus target bonus) at the 65th percentile, and equity awards at the 75th percentile of the peer group. Deviations from the percentile targets may result from consideration of additional factors noted in the Proxy Statement, such as job performance, skill set, prior experience, time with Applied and/or in his or her then-current position, internal consistency concerns, market conditions and specific retention pressures. Further, base salaries and target bonuses will be increased and additional equity awards granted if necessary to meet the Company’s compensation policy and align with the Company’s performance results.

The Committee currently also intends to continue to use a “corporate scorecard” (which includes company-wide and business unit strategies and goals for a particular fiscal year) as part of the Company’s pay-for-performance policy. For fiscal 2007, the achievement of corporate scorecard objectives has been included as a component of the strategic performance measures applicable under the Senior Executive Bonus Plan and the Global Executive Incentive Plan for each of the senior executives other than Michael R. Splinter, Applied’s President and Chief Executive Officer (“CEO”). The status of the corporate scorecard will be reviewed with business unit heads each quarter to monitor progress. The corporate scorecard for fiscal 2007 includes ten equally-weighted key objectives in three general categories consisting of performance, growth, and development and retention of talent resources. The objectives consist of subcomponents relating to various business units.

Fiscal 2007 Targets. With respect to specific fiscal 2007 goals, we respectfully direct the Staff to our response regarding Comment 6, in which we advise the Staff that Applied believes it would be competitively harmful to disclose the specific fiscal year goals, which are internal metrics that have not been publicly disclosed and are not known to competitors. Disclosing such goals could divulge important elements of Applied’s confidential strategy and therefore could significantly impair Applied’s ability to reach these goals.

However, Applied will continue to disclose the categories of the fiscal 2007 goals, consistent with the approach taken by Applied in the Proxy Statement at pages 43 and 45, without disclosing the specific objectives that comprise such goals. For Mr. Splinter, the Committee set goals for

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

Applied’s earnings per share (weighted at 50%), annual revenue growth of Applied relative to its major competitors (weighted at 25%), and certain strategic goals (weighted at 25%), including entry into new markets, and strong operational and financial performance. For George Davis, Applied’s Senior Vice President, Chief Financial Officer (“CFO”), the Committee chose goals for Applied’s earnings per share (weighted at 50%), and certain strategic goals (weighted at 50%), including revenue targets for Applied and for particular business units, as set forth in the corporate scorecard. For Franz Janker, Applied’s Executive Vice President, Sales and Marketing, the Committee chose certain company-wide strategic goals (weighted at 50%), including annual revenue growth of Applied relative to its major competitors, and certain business-unit-specific strategic goals (weighted at 50%), including revenue growth and growth of new orders, as set forth in the corporate scorecard. In addition, for each of Farhad Moghadam, Applied’s former Senior Vice President, General Manager Thin Films Product Business Group and Foundation Engineering, and Thomas St. Dennis, Applied’s Senior Vice President, General Manager Silicon Systems Group (formerly Senior Vice President, General Manager Etch, Cleans, Front End and Implant Products Business Group), the Committee chose certain company-wide strategic goals (weighted at 50%), including annual revenue growth of Applied relative to its major competitors, and certain business-unit-specific strategic goals (weighted at 50%), including revenue growth, growth of new orders and improvements in operational performance, as set forth in the corporate scorecard. In addition, each of the above executives has an opportunity to earn up to an additional 100% of his target bonus if Applied’s total stockholder return for fiscal 2007 is positive and achieves a certain percentile ranking as compared to the total stockholder return for S&P 500 companies. Under the formula approved by the Committee, the fiscal 2007 bonus for Mr. Splinter under the Senior Executive Bonus Plan will range from zero to a maximum of 525% of his annual base salary. For each of the other named executive officers, the range will be from zero to a maximum of 375% of the individual’s annual base salary.

3. It is unclear how you determine the award amount of each component of the incentive compensation. Your disclosure should indicate how award amounts are calculated with respect to the performance metric that is taken into account for determining compensation. Please revise your disclosure to describe how you determine the award amounts, explaining how each component amount is determined and discussing, if applicable, whether payments are allocated between the components addressing the factors considered and the relative significance accorded to each factor. Please refer to Item 402(b)(1)(v) of Regulation S-K.

As noted beginning on page 41 of the Proxy Statement, Applied’s policy has been to target base pay to equal the 50th percentile of the compensation paid by the 23 company peer group and total annual cash compensation to equal the 65th percentile of compensation paid by the peer group. Positioning base pay at approximately the 50th percentile of peer companies aids Applied in controlling fixed costs. Targeting total annual cash compensation at approximately the 65th percentile provides a higher incentive compensation opportunity for strong performance, places

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

more potential pay at risk, rewards exceptional goal achievement and allows total annual cash compensation to be more competitive as a whole, while taking into account business cyclicality. We also believe that targeting total annual cash compensation in this manner motivates our executives to perform under both favorable and unfavorable industry conditions. As a result, bonuses are not themselves targeted at a fixed percentile but are determined so that the target bonus together with base salary are in the approximate 65th percentile range. Certain other factors, as described in the Proxy Statement and our response to Comment 5 below, also are considered with respect to the actual base salary and target amounts set.

For each target bonus award and executive officer, different performance measures are given different weightings, as described in pages 43 through 45 of the Proxy Statement and the paragraphs below. In developing the appropriate performance measures and their individual weightings, management analyzes the relative importance of each of the performance measures to Applied’s business strategy for the upcoming fiscal year and considers factors such as the appropriateness of a specific goal to a particular executive. Management then makes recommendations to Mr. Splinter with respect to executive officers other than Mr. Splinter and directly to the Committee with respect to Mr. Splinter. Mr. Splinter in turn makes recommendations to the Committee regarding performance measures and appropriate weightings for executive officers (including himself). He also makes recommendations regarding target bonuses for executive officers other than himself, utilizing market survey data as well as his assessment of individual performance and current and anticipated contributions from each executive.

The Committee considers these recommendations and ultimately determines the actual performance measures, weightings and target bonus levels. For fiscal 2006, the Committee altered management’s recommendations for the weightings. As noted on page 43 of the Proxy Statement, the performance goals and their respective weightings were altered from prior fiscal years in order to better align bonus compensation and goals for Applied’s executives with the compensation measures for other employees, and to better reflect the executives’ roles at Applied. For example, and as described on page 43 of the Proxy Statement, after considering the company-wide scope of the positions held by Mr. Splinter, Nancy Handel (Applied’s then-Senior Vice President, CFO) and Mr. Janker, the Committee determined that the performance measures based on Applied’s relative annual revenue growth that were applied to these executives were appropriate for them, but not for other executives. In addition, as noted in the response to Comment 1, F.W. Cook also reviewed and advised the Committee with respect to management proposals regarding formula changes, appropriate performance goals under the plan and target levels for fiscal 2006. Based on F.W. Cook’s recommendations, the Committee reduced the target bonus levels for certain executives to be more consistent with Applied’s policy of targeting the combination of base salary and bonus at approximately the 65th percentile of its peer group.

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

Potential bonus payments are allocated among the performance measure components in accordance with their assigned weightings as described above. For example, as described on page 43 of the Proxy Statement, for fiscal 2006 bonus formulas under the Senior Executive Bonus Plan for Mr. Splinter, Ms. Handel and Mr. Janker, the Committee chose three primary measures: (1) Applied’s earnings per share (weighted at 50%); (2) growth in Applied’s annual revenue relative to major competitors (weighted at 25%); and (3) certain strategic goals (weighted at 25%), which included entry into new markets, extension of Applied’s leadership, and strong operational and financial performance.

To illustrate how the relative weightings impact the allocation of actual payments: if the earnings per share target (which, as indicated above, was weighted at 50%) was met at a 100% level, Mr. Splinter, Ms. Handel and Mr. Janker each would have earned 50% of their target bonus (subject to the other minimum performance requirements described in the following paragraph). Depending on whether actual earnings per share were above or below this target, the executives would have earned more or less than 50% of their target bonus, based on a matrix relating to relative performance of the target. Under this matrix, executives are able to earn from zero to two times the relevant 50% target amount for the earnings per share metric. Whether the executives would earn an additional 25% as a result of achievement of relative growth in revenue or an additional 25% for achievement of the strategic goals (and whether there would be increases or decreases of these amounts, within the zero to two times range, based on over- or under-achievement of such goals) would be determined independently from the assessment of the achievement of the earnings-per-share goal.

Notwithstanding the above, for fiscal 2006, the Committee determined that no bonus would be payable under either the Senior Executive Bonus Plan or the Global Executive Incentive Plan unless Applied achieved a specified level of profit after tax (even if the other goals applicable to an executive were achieved). Also, to further reward executives for achievement of Applied’s overall goals, if a bonus were earned under the above calculations, the bonus could be increased (by up to 100% of the individual’s target bonus) if Applied’s total stockholder return for the year was positive and exceeded the total stockholder return for a diversified group of other large capitalization companies (specifically, S&P 500 companies). However, no bonus would be payable solely on account of total stockholder return performance. Further, to ensure that the bonuses serve the objective of increasing stockholder value and because the Committee wanted to pay maximum bonuses only upon achievement of aggressive targets, the Committee determined that the maximum bonus for any officer would be payable only if actual performance significantly exceeded all targeted goals and total stockholder return was extremely high compared to those of the S&P 500 companies. In addition, with respect to bonuses paid under the Global Executive Incentive Plan, Mr. Splinter may make recommendations to the Committee regarding adjustments to bonuses payable based on his evaluation of an individual’s performance, as well as current and anticipated contributions by the executive. Although Mr. Splinter may make recommendations to the Committee regarding bonus

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

adjustments (other than with respect to his own bonus), he does not have authority to implement the adjustments without the Committee’s approval, and the Committee is under no obligation to accept Mr. Splinter’s recommendations. For fiscal 2006 bonuses, the Committee did not approve any adjustments to the bonuses payable under the Global Executive Incentive Plan, and the bonuses were based solely on achievement of the applicable performance measures.

Base Salary and Annual Incentive Opportunities, page 41

4. It is unclear whether the use of compensation surveys is limited to the information regarding the peer groups listed on page 41. If it is not, please disclose the additional companies whose target cash compensation is considered for benchmarking.

We respectfully advise the Staff that for fiscal 2006, the use of compensation surveys for the named executive officers was limited to information regarding the peer group listed on page 41 of the Proxy Statement. Applied understands that, as typically would be expected, the compensation consultants also applied their own experience in advising the Committee regarding appropriate compensation levels and in gauging whether the peer group was an appropriate measure of the general market’s compensation practices.

5. You indicate that the goal is to target base pay at the 50th percentile and total cash compensation at the 65th percentile. Please clarify if this is the actual target and whether actual compensation awarded was at the targeted amount. If the compensation for any of your named executive officers varies from target, you should disclose that and explain why it was outside of the range. Please refer to Item 402(b)(1)(v) of Regulation S-K.

As described beginning on page 41 of the Proxy Statement, the Company’s goal is to target base pay to equal the 50th percentile, and total annual cash compensation to equal the 65th percentile, of compensation paid by Applied’s group of peer companies. However, the actual base salary and target bonus set for each executive officer may vary from the percentiles indicated above. With respect to base salary, this has typically deviated from the 50th percentile by up to 20% of the individual executive’s actual base salary amount. Although this level of deviation has not been set by the Committee as a formalized permissible range, this deviation is consistent with the range of deviation that is in place for other employees. With respect to target bonuses, the Company determines the target bonus amount necessary to bring total annual cash compensation to the 65th percentile. For fiscal 2006, the total annual cash compensation deviated from the 65th percentile in certain cases as forth in the table below. The deviations from the targeted percentiles occurred because the Committee also considered a number of other factors in setting compensation levels for named executive officers. As noted on page 41 of the Proxy Statement, the Committee also considered factors such as job performance, skill set, prior experience, time with Applied and/or in

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

the executive’s then-current position, internal consistency regarding pay levels for similar positions or skill levels within Applied, external pressures to attract and retain talent, and market conditions generally.

The following table indicates, for each named executive officer for fiscal 2006, the percentage by which the officer’s base salary was above or below the approximate 50th percentile target and the percentage by which the officer’s targeted total annual cash compensation (base salary plus target bonus) was above or below the approximate 65th percentile target, as well as a brief explanation of the principal reasons for the deviation, if any, from the applicable targeted percentile:

Named Executive Officer	Base Salary: Percentage Above or Below 50th Percentile		Targeted Total Annual Cash Compensation: Percentage Above or Below 65th Percentile	Principal Reasons for Deviation from Targeted Percentile
Mr. Splinter	18%		9%	Recognition for very strong performance.

Mr. Janker	13	%(1)	N/A (2)	Same as above.

Ms. Handel	0%		-10%	Ms. Handel was relatively new to her position and adjustment to targeted percentile of market was intended to be made over time.

Dr. Moghadam	12%		7%	Recognition for very strong performance.

Mr. St. Dennis	7%		1%	Mr. St. Dennis was rehired into the Company and the deviation was necessary to compete for his services.

(1)

Insufficient base pay survey data available at the 50th percentile for Mr. Janker’s position. The base pay percentile figures, including the deviation information above, were based on an average of available survey data for the position providing the third-highest base salary within companies in Applied’s peer group.

(2)

Insufficient targeted total annual cash compensation survey data available at the 65th percentile for Mr. Janker’s position. The data available indicated actual cash amounts paid, but did not indicate the targeted bonus amount.

Actual bonuses paid for fiscal 2006 varied from the target bonus amounts in accordance with the bonus formula set by the Committee early in fiscal 2006. Pursuant to the bonus formulas, actual bonuses earned varied in accordance with the levels of performance actually achieved. Except for Mr. Splinter and Mr. Davis, the potential bonus for the named executive officers ranged from zero to

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

a maximum of 375% of his or her base salary. Mr. Splinter’s potential bonus ranged from zero to a maximum of 450% of his annual base salary. Mr. Davis’s potential bonus ranged from zero to a maximum of 270% of his base salary. The actual bonuses paid to the named executives were close to or above their target bonus amounts, because Applied achieved above-target performance overall. Specifically, the Company on average exceeded performance targets specified for fiscal 2006 for certain of the corporate strategic objectives and relative revenue growth, even though it did not achieve the performance targets with respect to corporate earnings per share and certain other strategic objectives. This resulted in bonuses at approximately 126% of target levels to Mr. Splinter, Mr. Janker and Ms. Handel, as indicated below. Further, the Company on average exceeded performance targets specified by the Committee in early fiscal 2006 for business unit and corporate strategic objectives, business unit financials, customer satisfaction, human resources, effectiveness, relative revenue growth and market share, which affected the bonuses of Dr. Moghadam and Mr. St. Dennis (as did Applied’s failure to achieve the performance targets with respect to corporate earnings per share and certain other strategic objectives). This resulted in bonuses at approximately 125% of target levels for Dr. Moghadam and 108% of target levels for Mr. St. Dennis, as indicated below. Bonuses paid to Applied’s named executive officers under the Senior Executive Bonus Plan or the Global Executive Incentive Plan for fiscal 2006 were:

Named Executive Officer	Bonus Amount	Percentage Above or Below Target Bonus
Mr. Splinter	$1,790,303	26%
Mr. Janker	$786,375	26%
Ms. Handel	$692,010	26%
Dr. Moghadam	$739,768	25%
Mr. St. Dennis	$608,515	8%

6. Please revise your disclosure to provide the performance measures considered to determine the amount payable under your performance based incentive compensation. To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the performance measures could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with your analysis using the standard you would use if requesting confidential treatment and discuss in your disclosure how difficult it would be for the named executive officers to meet those goals or how likely it will be for the company to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

Need for Confidentiality with Respect to Performance Measures. We respectfully advise the Staff that we believe that disclosure of the specific performance measures is not required because it would result in competitive harm to the Company, such that the performance measures could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, pursuant to the same standard that would apply under Rule 24b-2 (“Rule 24b-2”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the Freedom of Information Act, 5 U.S.C. § 552. The Commission may grant confidential treatment if it determines that disclosure is not required to protect investors and that disclosure would adversely affect the Company’s business. Rule 24b-2 refers to subsection (b)(4) of 5 U.S.C. § 552 (“Exemption 4”), which exempts from the broad public disclosure requirements of the Freedom of Information Act those “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” To satisfy this requirement, the relevant information must meet the following test: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential.

We believe that the specific performance measures used by Applied in determining its bonuses meet this test. Because the Company is a corporation that is disclosing certain information to the Commission, the second requirement of the above-noted test has been satisfied. Moreover, as discussed in more detail below, specific performance measures constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, and consequently the first and third requirements of the test are also satisfied.

For purposes of Exemption 4, “commercial or financial information” has been construed by courts in accordance with its plain meaning and broadly encompasses information relating to commerce or compiled in pursuit of profit. See Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). Accordingly, items generally regarded as commercial or financial information include business sales statistics, technical designs, research data, overhead and operating costs, information on financial condition, and prices. See Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986). As such, target levels as performance incentives fall within the plain meaning of the term “commercial and financial information.”

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

To be exempt from disclosure, such commercial or financial information must be privileged or confidential. See Frazee v. United States Forest Serv., 97 F.3d 367, 370 (9th Cir. 1996). In the context of a filing with the Commission, where a registrant is required to disclose certain information to the Commission, such information is confidential within the meaning of Exemption 4 “if disclosure . . . is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Bartholdi Cable Co. v. Federal Communications Comm’n, 114 F.3d 274, 281 (D.C. Cir. 1997) (quoting National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Frazee, 97 F.3d at 371; Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 96 (2nd Cir. 1996).

We believe that Applied may rely on the second prong of the above test to exempt the performance measures from disclosure, as disclosure of the performance measures would likely cause substantial harm to the competitive position of the Company. Under this prong, “a party need not show actual competitive harm” but must only “present specific evidence revealing (1) actual competition and (2) a likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential. Frazee, 97 F.3d at 371 (internal quotation marks omitted). A registrant’s right to an exemption “depends upon the competitive significance of whatever information may be contained in the documents,” and therefore, the Commission’s role is “to determine whether any non-public information contained in those documents is competitively sensitive, for whatever reasons.” Occidental Petroleum Corp. v. Securities and Exchange Comm’n, 873 F.2d 325, 341 (D.C. Cir. 1989) (emphasis in original).

Applied’s performance measures are confidential, internal metrics that have not been disclosed to the public and are not known to competitors. These performance measures, such as the Company’s goals relating to earnings per share, relative revenue growth, the corporate scorecard (as described above), and other strategic and financial performance measures, necessarily disclose the Company’s strategies, internal goals, ambitions and assessment of how it will fare in a marketplace relative to its competitors. For example, the Company’s corporate scorecard shows that the Company is placing special emphasis on certain products and lines of business.

As such, in Applied’s intensively competitive industry, disclosure of the performance targets would allow competitors to draw meaningful conclusions about a number of sensitive areas. For example, competitors could draw conclusions about factors determining the likelihood of Applied reaching certain financial and business milestones, Applied’s decisions regarding the allocation of important and scarce resources, such as where top management’s efforts are focused, and Applied’s identification and prioritization of key strategic goals, including areas for business combinations and market assessments. As a result, disclosure of Applied’s performance targets would allow competitors to strategize in a manner potentially harmful to Applied. Having knowledge of the Company’s performance measures and specific strategic goals, competitors would be in a position to

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

conclude how aggressively Applied seeks growth, changes in direction, product development and the like, the actual strategies of how it intends to accomplish such goals and, consequently, how it can best be prevented from achieving its goals from the onset. We believe if the performance measures were divulged, it could make it significantly more difficult for Applied to achieve these goals, which would result in harm to investors.

For example, we have noted in our response to Comment 2 that among the performance measures used for certain executives is achievement of strategic performance objectives, which includes achievement of the objectives contained in the corporate scorecard. The corporate scorecard for fiscal 2007 includes ten equally-weighted key objectives in three general categories including performance, growth, and development and retention of talent resources, with subcomponent objectives related to different business groups. The corporate scorecard has not been disclosed publicly because it essentially presents a roadmap to Applied’s thinking regarding the trajectory of its business and maps out Applied’s business, financial strategies, and strategies regarding Applied’s entry into new markets. For instance, if the corporate scorecard objectives related to Applied’s focus on certain strategies to increase revenue were publicly disclosed, then competitors could make it much more difficult for Applied to achieve its objectives. As a further example, the Company’s corporate scorecard indicates that the Company is focused on the development and sale of particular products and on particular lines of business. If the Company’s competitors were aware of Applied’s intentions in this regard, the competitors might allocate their resources in similar areas in order to prevent Applied from achieving its goals. The same holds true with respect to disclosure of the other specific performance measures that Applied uses in its bonus formulas.

Therefore, disclosure of Applied’s specific performance measures could cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders. Further, disclosure of the performance measures is not necessary for the protection of stockholders. The stockholders have been provided with the target bonus awards, general categories of performance measures, reasoning of the Committee regarding the setting of bonus award levels and performance measures, as well as the maximum bonus amounts that may be earned. We believe that this provides Applied’s stockholders with information adequate to assess the potential bonus compensation that may be earned by the named executive officers, and the Company’s policies related thereto.

Likelihood of Achieving Target Levels of Performance. Applied did not undertake a statistical analysis of how difficult it would be for Applied and its named executive officers to achieve the relevant target levels of performance for each performance measure. However, both management and the Committee considered the likelihood or probability of the achievement of target levels of performance when recommending and approving, respectively, the performance measures and target bonuses. At the time the performance goals were set, the Committee believed

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

that the goals would be challenging and difficult but achievable with significant effort and competence because the Company’s strategy would have to be adroitly executed, new products would have to be developed and accepted by customers, and entry into certain new markets achieved.

Management based its recommendations regarding specific goals and target performance levels for fiscal 2006 based on a matrix derived from the Company’s financial model, which models different earnings per share outcomes at varying revenue levels. The revenue level that was ultimately used to determine management’s recommendation regarding the target earnings per share goal was intended to be achievable but only if significant effort was applied and substantial success achieved, and required an improvement in performance over the prior year. For fiscal 2007, the corporate scorecard was used in place of the financial model. For fiscal 2007, it was expected that the target levels of performance would be particularly difficult to achieve because it would require delivery of significant growth and entry into new markets in a highly competitive and volatile environment.

As noted on page 43 of the Proxy Statement and our response to Comment 3 above, the Committee determined that it was appropriate to add an additional difficulty layer to the bonus awards in order to motivate the executives to meet Applied’s business goals. The Committee determined that, in addition to the performance measures that would apply to each bonus, no bonuses would be paid under either the Senior Executive Bonus Plan or the Global Executive Incentive Plan unless Applied achieved a specified level of profit after tax. Further, to ensure that the bonuses serve the objective of increasing stockholder value and because the Committee wanted to pay maximum bonuses only upon achievement of aggressive targets, the Committee determined that the maximum bonus for any officer would be payable only if actual performance significantly exceeded all targeted goals and total stockholder return was extremely high compared to those of the S&P 500 companies. The Committee intentionally set a high bar, which required very strong performance to earn a maximum bonus. As a result, despite that the fact that fiscal 2006 was Applied’s second best year in its history with respect to profitability and also was very strong on revenue, no named executive officer earned his or her maximum bonus for fiscal 2006.

7. Please clarify your disclosure regarding the bonus plan applicable to George S. Davis. Discuss how his bonus is calculated and discuss which plan it falls under. Please refer to Item 402(b)(1)(v) of Regulation S-K.

In response to the Staff’s comment, we note that George Davis was neither a named executive offer nor other executive officer in fiscal year 2006 and therefore his bonus target and goals were not set by the Committee. Instead, in accordance with Applied’s standard procedures, his bonus target and goals for fiscal 2006 were set by our President and CEO, Mr. Splinter, in a manner and in amounts consistent with other members of management at a comparable level, based on the

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

Company’s compensation philosophy as described in the Proxy Statement and as further described in our response to Comment 5. Mr. Davis’s bonus eligibility was under Applied’s Global Executive Incentive Plan. His potential bonus ranged from zero to a maximum of 270% of his base salary. Mr. Davis’s fiscal year 2006 goals related to Applied’s earnings per share (weighted at 50%), achievement of certain corporate strategic objectives (weighted at 25%), and the average score of each of Applied’s business units (weighted at 25%). The actual bonus paid to Mr. Davis under the Global Equity Incentive Plan for fiscal 2006 was $367,665, which was 14% over his target bonus.

8. While your disclosure suggests that individual performance is a factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, we respectfully advise that an executive’s individual performance contributes to the executive’s actual compensation in a number of ways. As noted in the response to Comment 2, individual performance is considered with respect to base pay as well as target bonus levels, and can result in a deviation from the targeted percentiles with respect to base pay and total annual cash compensation. Further, by their nature, achievement of certain of the performance measures chosen for an individual executive correlates to that executive’s individual performance. For instance, as noted on page 43 of the Proxy Statement, for fiscal 2006, a performance measure regarding Applied’s relative annual revenue growth was applied to Mr. Splinter, Ms. Handel and Mr. Janker, but not the other named executive officers. Due to the company-wide scope of the positions held by Mr. Splinter, Ms. Handel and Mr. Janker, the Committee felt that their individual performance could directly influence the achievement levels related to this goal.

As a further example and as noted on page 45 of the Proxy Statement, the performance measures applied to Dr. Moghadam and Mr. St. Dennis for fiscal 2006 included financial and operational objectives for each officer’s respective business units, and certain business-unit-specific strategic objectives. The Committee determined that such business-unit-specific goals were appropriate for these officers, because the Committee believed that Dr. Moghadam and Mr. St. Dennis were in a position to exert more control over their individual business units but had less ability to influence Applied’s revenue as a whole. As a result, the Committee believed that these measures reflected individual performance and provided a closer correlation between the executive’s performance and his reward than did other potential performance measures based on Applied’s performance as a whole, such as Company-wide annual revenue growth. Pursuant to the terms of the Global Executive Incentive Plan, the Committee may increase or decrease bonuses awarded under the Plan. As noted on page 44 of the Proxy Statement, Mr. Splinter provides his evaluation of individual performance to the Committee and may recommend adjustments to bonuses payable

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

under the Plan, based on his evaluation of the individual’s performance as well as current and anticipated contributions by the executive. For fiscal 2006, however, the Committee did not approve any adjustments to the bonuses payable under the Plan and the calculation and payment of the bonuses were based solely on achievement of the applicable established performance measures.

In addition, as noted on pages 46 and 47 of the Proxy Statement, the number of options, shares of restricted stock and/or performance shares (also referred to as “restricted stock units” or “stock awards”) that the Committee grants to each named executive officer is targeted at approximately the 75th percentile of Applied’s peer group, but also is influenced by a number of other factors, including the performance rating each named executive officer is given by Mr. Splinter. Mr. Splinter assigns a performance rating to each member of the executive team that reports to him based on a number of factors, including the individual’s accomplishments during the prior fiscal year and over the course of his or her service with Applied, how effectively the individual reflects Applied’s core values, and feedback regarding the executive from other employees who have an interest in or are affected by the executive’s job performance. The performance rating is provided to the Committee. This performance rating affects whether and by how much Mr. Splinter’s recommendation to the Committee deviates from the 75th percentile. In fiscal 2006, the actual deviations for equity grants to named executive officers from the 75th percentile resulted primarily from the Committee’s belief that the grants made were sufficiently large to motivate the executives. In addition, Mr. Splinter’s individual performance was reviewed by the Committee and by the Board, and impacts the amount of Mr. Splinter’s equity grants as discussed in our response to Comment 9.

9. We refer you to Securities Act Release §732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. In this regard, we note that Mr. Splinter’s salary, non-equity incentive plan compensation and grants of options were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

In response to the Staff’s comment, we respectfully advise that Mr. Splinter’s base salary, target bonus and equity compensation awards for fiscal 2006 were determined in accordance with the policies set forth for the other named executive officers. Mr. Splinter’s compensation is dictated by the Committee-approved policy of targeting compensation within certain percentiles of pay within the peer group (the percentiles are as discussed in the response to Comment 3 and on page 41 of the Proxy Statement). Mr. Splinter’s compensation is higher than the amounts given to other named executive officers due to the unique nature and broad scope of a chief executive officer’s leadership responsibilities, the unique accountability a chief executive officer carries with respect to the performance of the company as a whole, as well as the particularly competitive market for attracting and retaining highly talented chief executive officers.

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

As discussed in the response to Comment 5 above, Mr. Splinter’s base salary and total annual cash compensation (base salary plus target bonus) were targeted at approximately the 50th percentile and 65th percentile, respectively, of such compensation paid to the chief executive officers within Applied’s peer group. Ultimately, the Committee determined that for fiscal 2006, Mr. Splinter’s base salary would not be increased because the Committee believed that the current level was adequate given the market data. As shown in the table in our response to Comment 5, his base salary was 18% higher than the targeted 50th percentile. As shown in the same table, Mr. Splinter’s total annual cash compensation was targeted at 9% above the 65th percentile. These deviations acknowledged Mr. Splinter’s success as CEO of Applied. The Committee believed that Mr. Splinter had performed well and therefore the deviation from the targeted percentiles was justified. The level of the deviation was consistent with Applied’s general, but informal, policy of staying within 20% of the targeted percentile amounts.

Applied also targeted Mr. Splinter’s equity awards at approximately the 75th percentile of its peer group, which is consistent with the manner of determining equity awards for the other named executive officers. Mr. Splinter’s equity award grants for fiscal 2006 were made below the 75th percentile levels because the Committee believed that the lower number of equity awards granted were sufficiently large to provide the intended incentive. The lower number of equity awards granted, however, do not reflect a negative view of Mr. Splinter’s performance by the Committee. Mr. Splinter’s individual performance was reviewed by the Committee and by the Board. As noted above, the success of the Company is directly related to and reflects Mr. Splinter’s high level of individual performance, particularly as evidenced by the fact that fiscal 2006 was Applied’s second best year in its history with respect to profitability and was very strong on revenue. Unlike the other named executive officers, Mr. Splinter’s equity compensation also weighted more heavily toward stock options rather than full-value performance shares. Stock options have less inherent value than performance shares, and therefore a greater number of options are needed to provide a value equal to performance shares. The Committee chose to weight Mr. Splinter’s equity awards more heavily in favor of stock options in order to emphasize incentives to increase long-term stockholder value.

As noted on page 50 of the Proxy Statement, when Mr. Splinter joined Applied as CEO, he was provided with assurance of certain severance payments if the Company terminated his employment without cause. The Company believes that this agreement was necessary in order to induce Mr. Splinter to leave his former employer and is at the lower end of the market for an executive of Mr. Splinter’s caliber and for a company of Applied’s size, industry, and complexity. Applied believes this severance package, while outside of the typical compensation offered by Applied, is consistent with the Committee’s compensation policy to provide for deviations in order to meet special retention needs.

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

Long-Term Incentive Compensation, page 45

10. Please revise your discussion on your equity based compensation to discuss how you determine the equity based compensation for a named executive officer including the amount of the equity award, how you determine the allocation between the different types of equity awards and when the awards are granted. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) and (iv) of Regulation S-K.

We respectfully advise the Staff that the amount of equity based compensation awarded to a named executive officer is targeted to approximately the 75th percentile of awards made by Applied’s peer group. Deviations from this target percentile may be made based on various factors, such as special retention concerns. In addition, as noted on pages 46 and 47 of the Proxy Statement, the number of stock options, shares of restricted stock and/or performance shares granted to each named executive officer is influenced by a number of other factors, including the performance rating each named executive officer is given by Mr. Splinter as described in the response to Comment 8 above. This performance rating impacts whether and by how much management’s recommendation to the Committee deviates from the 75th percentile. For fiscal 2006, none of the equity award grants to named executive officers exceeded the 75th percentile of Applied’s peer group, but in certain cases, the Committee exercised its discretion to deviate from this target percentile and made grants below the 75th percentile values, including with respect to Mr. Splinter. These lower award numbers were chosen because the Committee believed that they were sufficiently large to provide the intended incentive and did not reflect a negative view of the individual’s performance.

The following table indicates, for each named executive officer for fiscal 2006, how the officer’s equity grants compared to the approximate 75th percentile targeted, as well as a brief explanation of the principal reasons for the deviation, if any, from the target percentile:

Named Executive Officer	Percentage Above or Below 75th Percentile	Principal Reasons for Deviation from Targeted Percentile
Mr. Splinter	-40%	Grant size considered sufficiently large to motivate the executive.

Mr. Janker	-4%	Same as above.

Ms. Handel	-33%	Same as above.

Dr. Moghadam	-22%	Same as above.

Mr. St. Dennis	-22%	Same as above.

As described on page 46 of the Proxy Statement, during the first part of fiscal 2006, the Company allocated equity awards among stock options and performance shares in a manner

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

intended to balance the Company’s need to provide incentives and its need for retention. Shareholder dilution and costs to the Company also were important factors. The Committee felt that performance shares that vest based on the passage of time emphasize retention by providing immediate value upon vesting (regardless of then-current stock price), while stock options emphasize motivation and incentives to increase long-term stockholder value over time. Later in the fiscal year, Applied reconsidered the allocation of equity awards between stock options and performance shares in light of market changes and the importance of employee retention. Given the Company’s particular concerns regarding retention of key employees (many of whom had relatively little retention value in their equity awards), the Committee determined to grant only performance shares unless and until conditions warrant further adjustment. However, this determination did not impact the named executive officers during fiscal 2006, as no additional equity grants were awarded to them for that fiscal year. For purposes of determining the number of performance shares to be granted to all employees as a whole for the following fiscal year, the Committee and management set a goal of maintaining approximately the same level of compensation expense against earnings for accounting purposes as in previous fiscal years. As further described in the Proxy Statement at page 46, in making this change to its equity award allocation policy, the Committee continued to consider it important to retain a balance between awards that provide high incentive value, such as options, and awards that provide high retention value, such as performance shares. In reevaluating the balance between equity award allocations in the latter part of fiscal 2006, the Committee determined that the outstanding stock options then held by the named executive officers provided, and would continue to provide, sufficient incentives, but that additional retention awards were needed for competitive reasons. For the reasons stated, equity awards were allocated as performance shares.

As noted on page 47 of the Proxy Statement, in fiscal 2007 the Committee granted its annual performance share awards in combination with supplemental special retention performance shares to Applied’s named executive officers as well as to a number of other key employees in order to address the Company’s retention concerns. The Committee approved these grants only after extensive deliberation and analysis of data and other information provided by J. Richard, the Committee’s independent compensation consultant, and by management. These grants were substantially larger than the grants that the Committee had approved in prior years as part of Applied’s regular long term incentive program. However, the Committee determined that making the grants was appropriate to help retain Applied’s key employees at a time when Applied faced particular retention concerns, especially in light of the retention value at that time of the then-outstanding equity awards. The Committee determined that the allocation of this additional grant as performance shares was appropriate because, in addition to providing high retention value, the grants to the named executive officers also provide high incentive value as a result of a performance-based vesting schedule. These performance shares vest based on achievement of targeted levels of annual operating profit.

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

As noted on page 46 of the Proxy Statement, equity awards are granted to the named executive officers by the Committee, either at the Committee’s scheduled meetings or by unanimous written consent. Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. The annual equity grants to the named executive officers typically are made in December of each year. During fiscal 2006, the Committee granted equity awards to its named executive officers at only the December 13, 2005 scheduled meeting. During fiscal 2006, the Committee did not grant any equity awards to its named executive officers by unanimous written consent.

Although the annual equity grants to the named executive officers typically are made in December of each year, for fiscal 2007 the equity grants to the named executive officers were made in January 2007. The grants were delayed from December until January because the Committee had not fully completed its determination relating to the performance criteria on which the vesting of the grants was based. The Company needed the additional time to gather sufficient information to establish the appropriate performance-based vesting criteria.

Summary Compensation Table, page 52

11. You state on page 60 that Ms. Handel earned the right to payments pursuant to a separation agreement in 2006. It is not clear why these amounts are not indicated in the all other compensation column of the summary compensation table. In addition, it is also not clear whether the accelerated vesting is included in the table. Please refer to Item 402(c)(3)(ix)(D) of Regulation S-K.

We respectfully advise the Staff that as indicated in the Proxy Statement, Ms. Handel’s separation agreement was entered into after the end of fiscal year 2006, and therefore was not required to be disclosed in the summary compensation table of the Proxy Statement. The narrative provided on page 60 of the Proxy Statement was supplemental disclosure concerning a post-fiscal year-end development included by the Company in the interests of providing robust disclosure to its stockholders.

As requested by the Commission and in connection with responding to the Staff’s comments with respect to the Proxy Statement, Applied acknowledges that:

•	Applied is responsible for the adequacy and accuracy of the disclosure in the filings;

Ms. Hanna T. Teshome

Securities and Exchange Commission

September 21, 2007

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Applied may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Applied understands the importance of, and is committed to complying with, the Commission’s regulations. Therefore, should you required additional information with respect to these responses, or wish to discuss them further, please contact me at (408) 748-5420.

Sincerely,

/s/ Joseph J. Sweeney
Joseph J. Sweeney
Senior Vice President, General Counsel and Corporate Secretary

cc:	Applied Materials, Inc.
Michael R. Splinter
Willem P. Roelandts
George S. Davis
Jeannette L. Liebman

Wilson Sonsini Goodrich & Rosati, P.C.
John E. Aguirre
Steven E. Bochner
Michael S. Russell